UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number 001-42015

Solaris Resources Inc.

(Translation of registrant’s name into English)

Neuhofstrasse 5A Baar
Switzerland 6340

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐       Form 40-F ☒

Incorporation by Reference

Exhibits 99.1 and 99.2 to this Form 6-K of Solaris Resources Inc. (the “Company”) are hereby incorporated by reference as an exhibit to the Registration Statements on Form F-10 (File No. 333-280241) and Form S-8 (File No. 333-283247) of the Company, as amended or supplemented.

The following documents are being submitted herewith:

Exhibit	Description
99.1	Condensed Consolidated Interim Financial Statements of Solaris Resources Inc. for the six months ended June 30, 2026
99.2	Management’s Discussion and Analysis of Solaris Resources Inc. for the six months ended June 30, 2026
99.3	Certification of Interim Filings Full Certificate of Solaris Resources Inc. in connection with filing of interim financial statements and interim MD&A by CEO dated August 5, 2026
99.4	Certification of Interim Filings Full Certificate of Solaris Resources Inc. in connection with filing of interim financial statements and interim MD&A by CFO dated August 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Solaris Resources Inc.
(Registrant)

Date: August 5, 2026	By:	/s/ Richard Hughes
	Name:	Richard Hughes
	Title:	Chief Financial Officer and Secretary

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